Filed Pursuant to Rule 433

Registration No. 333-160358

Issuer Free Writing Prospectus

Dated July 15, 2009

Seneca Foods Corporation

3,266,376 Shares

Class A Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated July 9, 2009 (including the base prospectus dated July 8, 2009 and the documents incorporated by reference therein) relating to these securities.

The following information updates and supplements the information set forth in the preliminary prospectus supplement, dated July 9, 2009, as follows:

The selling shareholders listed below are offering 3,266,376 shares of our Class A common stock pursuant to an effective registration statement on Form S-3 (Registration No. 333-160358). Our Class A common stock trades on the NASDAQ Global Market under the symbol “SENEA.” On July 15, 2009, the last reported sale price of our Class A common stock was $23.95 per share.

	Per Share	Total
Public Offering Price	$22.00	$71,860,272
Underwriting discount	$1.32	$4,311,616
Proceeds, before expenses, to selling shareholders	$20.68	$67,548,656

The underwriters may purchase up to 489,956 additional shares of our Class A common stock from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

The shares will be ready for delivery on or about July 21, 2009. The underwriters expect to deliver the shares only in book-entry form through the facilities of The Depository Trust Company.

THE SELLING SHAREHOLDERS

The following table shows information about the beneficial ownership of Class A common stock of the selling shareholders before and after this offering (assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock granted by some of the selling shareholders). The following table reflects all of the issued and outstanding shares of Class A common stock beneficially owned by the selling shareholders and the conversion of all convertible participating preferred stock and Class B common stock held by the selling shareholders into the shares of Class A common stock to be sold in this offering. Beneficial ownership percentages are calculated based on Rule 13d-3 of the Exchange Act using 4,820,080 shares of Class A common stock outstanding as of May 31, 2009. In calculating the percentage of common stock outstanding for each selling shareholder, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of the selling shareholders’ convertible participating preferred stock and/or Class B common stock, as applicable.

Name	Shares Beneficially Owned Prior to this Offering			Number of Shares to be Sold in this Offering		Shares Beneficially Owned Immediately After this Offering		Shares Beneficially Owned Immediately After this Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares)
	Number		Percent			Number[1]	Percent	Number[2]	Percent
Entities affiliated with Carl Marks Management Company, L.P.[3,4]	2,355,736		32.83%	2,355,736		—	—	—	—
Andrew M. Boas[3,4]	2,463,686	[5]	33.82%	2,444,084	[6]	19,602	*	—	—
James Miller[3]	4,000		*	818		3,182	*	3,000	*
Nancy Marks[3,7]	1,030,128		17.61%	607,445		422,683	4.97%	—	—
Carolyn Marks[3]	27,900		*	22,834		5,066	*	—	—
Mark and Susan Claster[3,8]	107,950		2.19%	88,348		19,602	*	—	—
Marjorie Boas[3,9]	50,000		1.03%	40,921		9,079	*	—	—
Linda Katz[3]	28,000		*	22,915		5,085	*	—	—
Constance Marks[3]	29,000		*	23,734		5,266	*	—	—
Laura Marks[3]	2,000		*	1,636		364	*	—	—
Richard Boas[3,10]	16,668		*	13,641		3,027	*	—	—

*	Represents less than 1%.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Assumes full exercise of the underwriters’ option to purchase additional shares.
(3)	The business address for these selling shareholders is c/o Carl Marks Management Company L.P., 900 Third Avenue, New York, NY 10022.
(4)	Represents the combined ownership of Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP (the “Carl Marks Shares”). All of the Carl Marks Shares are issuable upon conversion of convertible participating preferred stock. Carl Marks Management Company, L.P. is the general partner of Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP. Andrew Boas, Robert Ruocco and James Wilson are general partners of Carl Marks Management Company, L.P. and jointly exercise voting and dispositive powers with respect to the Carl Marks Shares. Andrew Boas and James Wilson are members of our board of directors. An affiliate of Carl Marks Management Company, L.P. is a registered broker-dealer. Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP acquired the Carl Marks Shares in the ordinary course of business in 1998 and/or 2004 and at the time of acquisition did not have any arrangements or understandings with any person to distribute the Carl Marks Shares.
(5)

Includes the Carl Marks Shares and 107,950 shares jointly owned by Andrew and Carol Boas who share voting and dispositive control with respect to such shares. In addition, Andrew Boas is on the Board of

Directors of Carl Marks & Co. LLC, or CMCLLC, which is an affiliate of a broker-dealer. Andrew and Carol Boas acquired their shares in various transactions occurring from 1999 through 2004. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares.

(6)	Includes the Carl Marks Shares to be sold in this offering and 88,348 shares to be sold by Andrew and Carol Boas in this offering.
(7)	Includes (i) 495,824 of shares owned directly by Nancy Marks (ii) 260,000 of shares held by the Nancy Marks 2003 GRAT trust, a trust dated September 23, 2003, of which Nancy Marks is the trustee and (iii) 274,304 of shares held in the Nancy Marks 2009 CMS-GRAT trust, a trust dated April 15, 2009, of which Nancy Marks is trustee. Nancy Marks exercises voting and dispositive powers with respect to the shares held in the Nancy Marks 2003 GRAT trust and the Nancy Marks 2009 CMS-GRAT trust. In addition, Nancy Marks is on the Board of Directors of CMCLLC, which is an affiliate of a broker-dealer. Nancy Marks acquired her shares in various transactions the most recent of which occurred in 2003. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares.
(8)	Mark and Susan Claster jointly own these shares and share voting and dispositive control. In addition, Mark Claster is on the Board of Directors of CMCLLC and is a managing member of Carl Marks Advisory Group LLC, or CMAG. CMCLLC and CMAG are affiliates of a broker-dealer. Mark and Susan Claster acquired such shares in various transactions occurring from 1999 through 2004. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares. Susan Claster is the sister of Andrew Boas.
(9)	Marjorie Boas is the mother of Andrew Boas.
(10)	Richard Boas is the brother of Andrew Boas.

Seneca Foods Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the accompanying preliminary prospectus supplement (including the documents incorporated by reference therein) and other documents we have filed with the Securities and Exchange Commission for more complete information about Seneca Foods and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s web site at www.sec.gov. Alternatively, copies can be obtained from Merrill Lynch & Co., Attention: Prospectus Department, 4 World Financial Center, New York, NY 10080, telephone: 866-500-5408, or from Piper Jaffray & Co., Prospectus Department, 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, telephone: 612-303-8290 or email: prospectus@pjc.com